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FORM 12b-25	SEC FILE NUMBER
000-32743

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For the Period Ended: December 31, 2015

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zhone Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

7195 Oakport Street
Address of Principal Executive Office (Street and Number)

Oakland, California 94621
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Zhone Technologies, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 (“Annual Report”) by the prescribed due date without unreasonable effort or expense. The reason for the delay is to allow the Company additional time to finalize an amendment to its revolving line of credit and letter of credit facility (the “WFB Facility”) with Wells Fargo Bank, National Association (“WFB”). The maturity date of the WFB Facility is currently March 31, 2016, and the amendment is intended, among other matters, to extend such maturity date. The nature and terms of any amendment of the WFB Facility resulting from the Company's current negotiations with WFB will accordingly directly affect the presentation of the Company’s financial statements and footnotes, and the liquidity and capital resources and related disclosures to be included in the Annual Report. While there is no guarantee that the Company and WFB will reach agreement on the terms of the amendment, the Company currently expects the amendment to the WFB Facility to be completed within the next two weeks.

Until the definitive amendment to the WFB Facility is finalized and executed, the Company will be unable to complete an assessment of its liquidity and how the absence of the amendment would impact the Company's evaluation of its ability to continue as a going concern, in each case without unreasonable effort or expense. In addition, the Company’s independent registered public accounting firm, KPMG LLP, has informed the Company that, in the absence of such amendment to the WFB Facility, its audit report on the Company’s 2015 consolidated financial statements would include an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

In light of the foregoing, the process of completing the financial statements and the related information required to be included in the Annual Report could not be completed by the prescribed filing deadline for the Annual Report without unreasonable effort or expense. The Company intends to file the Annual Report as soon as practicable following the execution of the amendment to the WFB Facility, and expects to do so within the additional time prescribed in Rule Form 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kirk Misaka	(510)	777-7007
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $2.0 million for the year ended December 31, 2015, compared to a net loss of approximately $4.1 million for the year ended December 31, 2014. If not completed as contemplated above, the proposed amendment to the WFB Facility would have an effect on the opinion of the Company's independent registered public accounting firm with regard to the Company's ability to continue as a going concern. The definitive amendment to the Company's WFB Facility will be filed with the Securities and Exchange Commission following its execution.

Note: This Form 12b-25 contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts, and projections regarding, among other matters, the terms, timing and execution of the amendment to the WFB Facility, and the completion and filing of the Annual Report. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Actual results may differ materially and adversely from those expressed in any forward-looking statements.

Zhone Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2016		By:	/s/ Kirk Misaka
Name: Kirk Misaka
Title: Chief Financial Officer